UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. _4_)

Absolute Software Corporation

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

00386B109

(CUSIP Number)

Jonathan Brolin

Edenbrook Capital, LLC

116 Radio Circle

Mount Kisco, NY 10549

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	00386B109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
5,397,412
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
5,397,412
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,397,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.23%
14	TYPE OF REPORTING PERSON (See Instructions)
IA, OO

SCHEDULE 13D

CUSIP No.	00386B109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
5,397,412
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
5,397,412
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,397,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.23%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 7, 2021, as subsequently amended on Schedule 13D (as amended thereby and hereby, the "Schedule 13D"), with respect to the Common Shares, no par value (the "Common Stock"), of Absolute Software Corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 3, 5 and 6 as set forth below.

Item 3. Source and Amount of Funds or Other Considerations

Shares reported represent 5,397,412 shares of the Common Stock of the Issuer.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $56,460,315.  The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 5,397,412 shares of Common Stock, constituting 10.23% of the shares of Common Stock, based upon 52,738,136 shares of Common Stock outstanding as of December 31, 2022, based on the information set forth in the Quarterly Report on form 6-K filed by the Issuer on February 14, 2023

(b) Edenbrook and Mr. Brolin have the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 5,397,412 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 5,397,412 shares of Common Stock.

(c) The transactions by the Reporting Persons in the securities of the Issuer in the last 60 days are set forth in Schedule A. All such transactions were carried out in open market transactions.

(d) No person other than the Reporting Persons and the private investment funds advised by Edenbrook are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Fund and the other private investment funds advised by Edenbrook.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons wrote 3,000 put option contracts expiring in May 2024 and 3,000 put option contracts expiring in August 2024 which provide that the Reporting Persons will be required to purchase shares of Common Stock at the stated strike price if the counterparty exercises such option.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: March 7, 2023

EDENBROOK CAPITAL, LLC

/s/ Jonathan Brolin

Name: Jonathan Brolin

Title: Managing Member

/s/ Jonathan Brolin

JONATHAN BROLIN

Schedule A

Date	Quantity	Price - USD
15-Feb	10,000	9.3500
15-Feb	10,000	9.3836
16-Feb	3,515	9.2923
17-Feb	1,313	9.1881
21-Feb	7,000	8.9443
21-Feb	10,368	8.9484
21-Feb	10,000	8.9426
21-Feb	20,000	9.0462
22-Feb	4,512	8.8489
22-Feb	10,000	8.8712
22-Feb	10,000	8.8778
23-Feb	4,586	8.8010
23-Feb	3,065	8.7978
24-Feb	1,278	8.6500
24-Feb	10,000	8.7160
27-Feb	9,248	8.6670
27-Feb	30,000	8.6644
28-Feb	15,000	8.5951
28-Feb	10,000	8.6208
28-Feb	11,683	8.6191
1-Mar	10,000	8.5069
1-Mar	15,000	8.5244
6-Mar	100,000	**8.4515
7-Mar	10,300	8.2268
7-Mar	10,000	8.2888
7-Mar	12,500	8.1848

** ABST CN shares purchased at C$11.50 table is showing conversion to USD